Press Release	August 20, 2026

Largo Secures US$82.2 Million Debt Restructuring, Extending Maturity to 2030

All amounts expressed are in U.S. dollars, denoted by "$".

Key Highlights:

  Largo and its subsidiary, Largo Vanádio de Maracás S.A. ("LVMSA"), have signed a binding term sheet to restructure approximately US$82.2 million of LVMSA's outstanding commercial bank debt, with LVMSA being the owner and operator of the Maracás Menchen Mine.

  The final maturities of the commercial bank debt have been extended from September 2026 to March 2030.

  The restructured debt includes a six-month principal amortization grace period, preserving near-term liquidity, followed by 36 months of quarterly principal amortization, with interest to be payable monthly.

  The principal amortization is better aligned with Largo's operational execution plans and cash generation potential, while providing additional time to unlock value from the Company's assets and pursue recently announced strategic alternatives to enhance shareholder value, including the strategic review of Largo's tungsten assets in Canada and Brazil.

  Largo will host its Q2 2026 Earnings Results Webcast on Friday, August 21, 2026, at 9:00 a.m. ET to discuss the Company's second-quarter 2026 financial and operating results and recent developments.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announced that the Company and its Brazilian operating subsidiary, Largo Vanádio de Maracás S.A. ("LVMSA"), have entered into a binding term sheet with Banco do Brasil S.A., Banco BTG Pactual S.A., Banco Bradesco S.A., Banco Santander (Brasil) S.A., and Caixa Econômica Federal to restructure approximately US$82.2 million of outstanding debt, extending the final maturity to March 2030 (the "Restructuring").

Under the proposed revised terms, principal payments will be subject to a six-month grace period, followed by 36 months of quarterly principal amortization, while interest will be payable monthly.

The Restructuring provides Largo with additional time to execute its operational plans and unlock incremental value from its existing operations at the Maracás Menchen Mine. In particular, the Company is focused on ramping up copper-PGM concentrate production and progressing toward first commercial sales, as well as preparing for the first shipment of high-purity vanadium pentoxide to the U.S. Defense Logistics Agency under the US$60 million first order announced in July 2026.

Mr. Alberto Arias, Executive Chairman and Co-Chief Executive Officer of Largo, commented: "We appreciate the constructive engagement and continued support of Banco do Brasil, BTG Pactual, Bradesco, Santander, and Caixa Econômica Federal."

Mr. James Bannantine, Co-Chief Executive Officer of Largo, added: "The extension of our debt maturities from September 2026 to March 2030 gives the Company greater runway as we focus on improving operational performance and cash generation at the Company. We are focused on tariff-free high-purity vanadium sales, including to the Defense Logistic Agency, increasing revenues from the sale of copper, gold, platinum and palladium by-products and increasing operating efficiencies across the whole organization. Our priority now is to execute against these operational initiatives and build sustainable momentum across the business."

The Restructuring remains subject to the negotiation and execution of definitive documentation satisfactory to the parties including settling the interest rate, documenting the collateral package to be provided by Largo and LVMSA and satisfaction of customary closing conditions.

Q2 2026 Earnings Results Webconference

Largo invites investors and analysts to join its Q2 2026 Earnings Results Webcast on Friday, August 21, 2026, at 9:00 a.m. ET. Management will discuss the Company's second-quarter 2026 financial and operating results and recent developments, followed by a question-and-answer session.  The webcast can be accessed through the Presentations and Events section of Largo's website at www.largoinc.com, or at https://mzgroup.zoom.us/webinar/register/WN_F6ZSr18fR6uHv_2kt3W5Pg#/registration

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern, the ability of the Company to keep the Maracás Menchen Mine operating and create incremental value therefrom; the ability of the Company to negotiate definitive documentation satisfactory to the parties, including settling the interest rate; the Company's ability to service its indebtedness and meet its financial obligations as they become due; the Company's ability to maintain sufficient liquidity and generate sufficient cash flows from operations; customer demand and sales volumes; the Company's future strategy; the timing and quantity of deliveries under the U.S. Defense Logistics Agency delivery order; the Company's ability to fulfill contractual requirements and meet applicable technical and quality specifications; the Company's ability to source, install, and commission additional processing equipment on expected timelines and budgets; the impact of U.S. tariffs, exemptions and other trade measures; the impact of potential future changes in U.S. tariffs; the future price of commodities; the future of FeV prices and the Company's ability to benefit from the strengthening of those prices; the expected development and commercialization of electrolyte production through the Storion Energy joint venture; the Company's ability to execute its production, inventory, commercial and by-product development plans; the Company's ability to commercialize copper and PGMs concentrates; and the potential economic benefits of the copper-PGM initiative;.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products and titanium dioxide pigment; that the current U.S. tariff rate on Brazilian imports will remain at or near current levels and the tariff classification of the Company's vanadium products will remain unchanged; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; the continued validity and effectiveness of the ANM approval and satisfaction of any conditions attached to it; receipt of any additional regulatory and governmental approvals; the suitability of existing mineral feed and processing infrastructure for copper-PGM concentrate production; achievement of expected recoveries and product specifications; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to make required principal and interest payments under the proposed debt restructuring and meet its other financial obligations as they become due; the Company's ability to fund operations; the availability of funding for future capital expenditures; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium and ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium and copper-PGM concentrates on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.